Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Matthew R. DiClemente

(215) 564-8173

mdiclemente@stradley.com

December 3, 2013

VIA EDGAR

Dominic J. Minore, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gottex Trust (the “Trust”)
Registration	Numbers 333-191185; 811-22889

Dear Mr. Minore:

On behalf of the Trust and its series, the Gottex Endowment Strategy Fund (the “Fund”), below are responses to the comments you provided by telephone on November 27, 2013, with regard to (i) responses to the comments that you provided via telephone on November 19, 2013 and November 26, 2013, which were filed as Correspondence with the Securities and Exchange Commission (the “SEC”) on November 27, 2013 (the “Telephonic Comment Response Letter”), and (ii) the Trust’s initial responses to the comments provided by you via letter dated October 16, 2013, which were filed with the SEC on October 31, 2013 (the “Initial Comment Response Letter”).

For your convenience, we have included each of your comments in bold and have set forth the response immediately below each comment.

1.           Comment: Confirm that the Trust does not intend to invest in European investment vehicles registered as Undertakings for Collective Investment in Transferrable Securities (“UCITS”) as part of the Fund’s principal investment strategy and, if it does invest in UCITS, that such investments will be deemed illiquid pursuant to Comment #10 in the Initial Comment Response Letter.

Response: The Fund does not intend to invest in UCITS as part of its principal investment strategy and, if the Fund in the future does invest in UCITS, such investments will be treated as illiquid.

Dominic J. Minore, Esq.

2.           Comment: In the summary prospectus, define what is a “swap” in the first paragraph following the “Real Asset Strategies” description.

Response: The Fund will add a definition of “swap,” as requested.

3.           Comment: With regard to the description of the limitation on investing in illiquid assets that was included in the Telephonic Comment Response Letter, revise the description to read as follows: “The Fund’s investments in hedge funds and other unregistered funds will be treated as illiquid assets and, together with any of the Fund’s other illiquid assets, will be limited to no more than 15% of the Fund’s net assets, in accordance with the Fund’s non-fundamental policy to limit investments in illiquid assets.

Response: The disclosure will be further revised, as requested.

4.           Comment: With regard to the Fund’s non-fundamental policy included in the Statement of Additional Information regarding the limitation on investing in illiquid securities that was included in the Telephonic Comment Response Letter, replace the term “securities” with “assets” in both places where such term appears in the non-fundamental policy.

Response: The disclosure will be revised, as requested.

5.           Comment: With regard to Comment #10 in the Initial Comment Response Letter, confirm that the references in the Fund’s prospectus to investments in hedge funds and other unregistered funds include those entities that would be investment companies under Section 3(a) of the Investment Company Act of 1940, as amended (the “ICA”), but for the exceptions to that definition provided for in Sections 3(c)(1) and 3(c)(7) of the ICA.

Response: The Fund confirms that the references in the Fund’s prospectus to investments in hedge funds and other unregistered funds include those entities that would be investment companies under Section 3(a) of the ICA, but for the exceptions to that definition provided for in Sections 3(c)(1) and 3(c)(7) of the ICA.

Dominic J. Minore, Esq.

In connection with the Trust’s responses to the SEC Staff’s comments on the registration statement, the Trust acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of the responses presented above, please do not hesitate to contact me at 215-564-8173.

Very truly yours,

/s/ Matthew R. DiClemente

Matthew R. DiClemente, Esq.